                                                     Filing by Intel Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                            Subject Company:  Excalibur Technologies Corporation
                                                    Commission File No.:  0-9747


On May 10, 2000, Excalibur Technologies Corporation began to use the following materials for certain presentations.

                                  Excalibur &
                       Intel's Interactive Media Services
                     Presentation to Excalibur Shareholders

               Pat Condo                President / CEO Excalibur
               Ron Whittier             Senior VP Intel
               Gerry Parker             Executive VP Intel

                                  May 10, 2000

This presentation contains forward-looking statements, which are based upon current expectations or beliefs, a well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in these statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and

Form 10-K filings with the Commission.

(C) 2000 Intel/Excalibur

INTEL, EXCALIBUR TO FORM INTERACTIVE
MEDIA SERVICES COMPANY

SANTA CLARA, Calif. and VIENNA, Va., May 1, 2000--Intel Corporation and Excalibur Technologies Corporation, a market-leading developer of content management products, announced today that they have signed an agreement to form a new company that will enable owners of branded high-value content, such as sports and entertainment, to produce and securely sell their audio and video content over the Internet. The new company will offer a compelling, one-stop solution with key Internet technologies.

     Under the terms of the agreement, Intel will contribute its Interactive Media Services division and invest $150 million in exchange for 60 percent of the new company's equity. Intel will take 49 percent of the equity in the new company in the form of voting stock and the balance in non-voting stock. Excalibur will combine its entire business operations with those of the new company, with Excalibur stockholders receiving 40 percent ownership in the new company in exchange for their Excalibur stock. Excalibur shareholders will receive one share of stock in the new company for each share they hold of Excalibur. Holders of 29 percent of Excalibur's outstanding voting stock have agreed to vote in favor of the transaction. Other financial details were not disclosed. Today, compatible technologies and business models do not exist from one company in a fully integrated way that enable branded, valuable content to be delivered to subscribers over the Internet. The new company will seek to solve this problem by combining Excalibur's market-leading content management technologies for producing valuable media archives with Intel's patented technology for content protection. This will enable new business models, such as subscription services, and provide consumers access to a new class of branded interactive media, including some content never before seen on the Internet such as old newsreel films sports highlights and television programs.

sports highlights and television programs.

(C) 2000 Intel/Excalibur


                              What's Behind This?

                             The interactive media
                             services opportunity:

                                 $16B in 2004*

(C) 2000 Intel/Excalibur                             *Source: Kagan & Associates


                             Broadband Penetration

                                    [GRAPH]

1998           1999           2000           2001           2002           2003
                Broadband Penetration of US Internet Households
 2%             4%             9%             14%            21%            28%


                             20% of US Homes by '02           Source: IDC, 10/99

(C)  2000 Intel/Excalibur

                The Web is Moving to Interactive Video with Data

     Number of
     Projected Users                     - Over 150M computers are video ready.

     [GRAPH]                             - Estimated 45M using streaming media
                                           monthly

                                                              Source: IDC, 10/99

(C)  2000 Intel/Excalibur

                                The Opportunity

- Enable branded media content to be made available over the internet

- Provide secure infrastructure for return on valuable branded content

- Initially target sports, music, and movie market segments

(C) 2000 Intel/Excalibur

     - Mission

            Be THE leading supplier of interactive media services to
                             the Internet economy

                           Building The New Company:

Excalibur Technologies Corp.

- Video and image content management
- Text indexing system
- 230 people worldwide
- An established business

     - $38M last year

     - 400+ customers

     - Industry relationships

(C) 2000 Intel/Excalibur

Building The New Company:

Intel's Interactive Media Services

- Extensive media/entertainment industry relationships

- Broad set of technical capabilities: Video + data, security, content protection

- Intellectual property assets: 10 patents & more than 45 technology licenses from Intel

- Technical resources in key areas: offers to 60+ people, mostly software and engineering

(C) 2000 Intel/Excalibur

                           Building The New Company:

Intel's Interactive Media Services
(continued)

-     Three internet business units combined to form Interactive Media Services
-     Significant customers in focus market segments
-     Experienced management team
- Strong collaborative programs with Intel divisions (Architecture Labs, Online Services, Intel Capital)

(C)   2000 Intel/Excalibur


                           Building the New Company:

The New Company

-     Broad set of industry relationships
-     Deep technical capabilities: almost a decade of relevant R&D
-     Ten patents and 45+ technology licenses from Intel
-     Excalibur video and text management systems

(C)   2000 Intel/Excalibur


                           Building the New Company:

The New Company (continued)

-     Approximately 300 employees worldwide with excellent balance
-     Experienced management team, technical and business
- Strong sales channels with access to over 400 customers and all major media senior management
-     Time to market advantage in aggregating services
-     $160 million in working capital


                       Combined resources needed to be an
                    Interactive Media Services market leader

(C)   2000 Intel/Excalibur


                           Positioning the New Company

[GRAPHIC]

Content Companies Service Developers

[GRAPHIC]

New Company Services

-     Acquisition/Indexing
-     Asset Management/Interactive Content Creation
-     Business Model Support
-     Content (scalable) Distribution Svcs.

[GRAPHIC]

Distribution Channels

 .    Akamai
 .    Ibeam
 .    Digital Island
 .    Broadcast

[GRAPHIC]

Last Mile ISP Portals

 .    AOL
 .    @Home Cable
 .    DSL
 .    S6Kbps

[GRAPHIC]

Consumers Businesses

(C)  2000 Intel/Excalibur

                          Example: Sports League with
                              Interactive Content

Acquisition/Encoding/Indexing

[GRAPHIC]

Content captured, indexed, archived

Asset Management/Interactive Content Creation

[GRAPHIC]

Content retrieved, edited, augmented, pre-processed

Business Model Support

[GRAPHIC]

Content protected, edge distributed, eCommerce outsourced

Interactive Media Distribution

[GRAPHIC]

Content packages delivered as PPV or advertiser-supported presentations

(C)  2000 Intel/Excalibur

                             Competitive Landscape

Acquisition/Encoding/Indexing

[GRAPHIC]

Loudeye

Sonic Foundry
Media Site
Virage
Verity

Asset Management/Interactive Content Creation

[GRAPHIC]

Media Site
Virage
IXL
Razorfish

Business Model Support

[GRAPHIC]

Intertrust
MS/Xerox
Liquid Audio

Interactive Media Distribution

[GRAPHIC]

Softcom
Broadstream.com

                   No competitor offers the complete solution

(C) 2000 Intel/Excalibur

                       Summary of Excalibur plus Intel's
                       Interactive Media Services Merger

Combined the two entities will have the people, technology, resources, customers, associations, and the vision to win a leading position in the Interactive Media Services Market.

                     We are excited about this opportunity

(C)  2000 Intel/Excalibur

      Intel and Excalibur plan to file a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov.

      INVESTORS AND STOCKHOLDERS SHOULD READ THE JOINT PROXY
STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

      Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their stockholders with respect to the transactions contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.

      This release contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth in the computing industry, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that Intel's and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.